UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2025
Commission File Number: 001-38502
EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on July 2, 2025: EuroDry Ltd. Announces Date for the 2025 Annual General Meeting of Shareholders.
Attached as Exhibit 2 is the Notice of Annual Meeting of Shareholders and Proxy Statement of EuroDry Ltd. for the Annual Meeting of Shareholders to be held on July 23, 2025.
Attached as Exhibit 3 is the Proxy Card for the Annual Meeting of Shareholders.
Attached as Exhibit 4 is the Notice and Access Card for the Annual Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: July 2, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President